Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The computation of the ratio of earnings to fixed charges for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 are as follows:

	Years Ended December 31,
(Millions)	2007	2006	2005	2004	2003
Pretax income from continuing operations	$ 2,796.4	$ 2,586.6	$ 2,453.3	$ 1,760.0	$ 1,378.7
Add back fixed charges	234.3	199.5	177.5	165.5	161.1
Income as adjusted	$ 3,030.7	$ 2,786.1	$ 2,630.8	$ 1,925.5	$ 1,539.8

Fixed charges:
Interest on indebtedness	$ 180.6	$ 148.3	$ 122.8	$ 104.7	$ 102.9
Portion of rents representative of interest factor	53.7	51.2	54.7	60.8	58.2
Total fixed charges	$ 234.3	$ 199.5	$ 177.5	$ 165.5	$ 161.1

Ratio of earnings to fixed charges	12.94	13.97	14.82	11.63	9.56